

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 15, 2009

Via Facsimile and U.S. Mail
Jacques Du Preez
Mid Europa Partners LLP
161 Brompton Road
London, England
SW3 1EX

> **Re:** **Invitel Holdings A/S**
> **Schedule TO-T by Hungarian Telecom (Netherlands) Cooperatief**
> **U.A., Hungarian Telecom LP, Mid Europa Fund III, LP, Mid Europa**
> **III GP LP, Mid Europa III Management Limited**
> **Schedule 13e-3**
> **Filed December 7, 2009**
> **File No. 005-84772**
>
> **Schedule 13D filed by Mid Europa III Management Limited, Mid**
> **Europa III GP LP, Mid Europa Fund III LP, Hungarian Telecom LP**
> **and Hungarian Telecom (Netherlands) Cooperatief U.A**
> **Filed November 12, 2009**
> **File No.**

Dear Mr. Du Preez:

We have limited our review of the filings listed above to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO
Schedule 13e-3

General

1.   Please refer to Item 3 of Schedule TO and Item 1003(a) of Regulation M-A. Please revise to include the information called for by that provision with respect to each filing person. In this regard, the definition you provide of "Mid Europa Group" on page 4 identifies the Sponsor as among the entities that are involved in the tender offer. Similarly, we note disclosure describing the Sponsor's extensive role in the structuring of the transaction. Accordingly, please revise to include the Sponsor as a bidder in the tender offer or advise us as to why the revision is unnecessary. Refer to Section II.D.2. of the November 14, 2000 Current Issues Outline available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

2.   Refer to our comment above. Please also revise disclosure responsive to the requirements of Exchange Act Rule 13e-3 to clarify that the Sponsor is an affiliate engaged in the going private transaction and include the Sponsor as a filing person pursuant to Exchange Act Rule 13e-3. Alternatively, advise us as to why such a revision is unnecessary.

3.   There appear to be at least four nominees of the Mid Europa Group that serve on the Board of Directors of Invitel. The background discussion indicates that at least one such nominee, Mr. Butcher, was involved in discussions involving the going private transaction, yet Mr. Butcher is not included as filing person for purposes of Exchange Act Rule 13e-3 and is not identified as such in the disclosure that is included in response to Schedule 13e-3 requirements. Please revise to include Mr. Butcher as a filing person or advise us as to why such a revision is unnecessary. Additionally, please disclose the manner in which any other nominees were involved in the negotiation of the going private transaction and as appropriate, include such nominee(s) as filing persons pursuant to the requirements of Schedule 13e-3. See the Division of Corporation Finance's Compliance & Disclosure Interpretation 201.05 available at: http://www.sec.gov/divisions/comfin/guidance/13e-3-intems.htm.

4.   Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to prior comments 2 or 3. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981).

5.   We refer to disclosure on page 19 regarding the consideration given by the Sponsor to initiating a tender offer for all outstanding shares at the time it entered into a share purchase agreement with Straumur-Burdaras Investment Bank, hf. We also note that at the time of the purchase of shares from Straumur, the filing parties were affiliates of Invitel with majority control of the Invitel Board and majority share ownership of Invitel. Please refer to Exchange Act Rule 13e-3. Please supplementally provide us with your legal analysis explaining why the purchase of shares from Straumur at this time was not the first step in a series of transactions that had the reasonable likelihood or purpose of producing any of the effects referenced in Rule 13e-3(a)(3)(ii) and why a Schedule 13e-3 was not filed at that time. Please refer to Question No. 4 of Release No. 17719 (April 13, 1981).

Exhibit 99(a)(1)(i)

Special Factors, page 14

Background, page 14

6.   In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Board of control persons of the Mid Europa Group, the Board of Directors of Invitel Corp and legal advisors regarding the various options considered by the Mid Europa Group with respect to the transaction involving Invitel Corp.   For example, revise to disclose:

- the names of the representatives of the Sponsor and/or Offeror who were involved in the decision making regarding the going private transaction and all discussions and meetings between such persons and independent members of Invitel's Board;

- the material terms of discussions regarding the sale by Straumur of its stake in the company in meetings between representatives of Straumur and the Sponsor that occurred in October 2009;

- the material terms of any "proposal" presented by the Sponsor to the independent members of Invitel's Board commencing November 27, 2009 through the commencement date of the Offer;

- whether the Offeror or any of its affiliates and management had discussions regarding the appointment of a financial advisor to opine as to the appropriate offer price and/or fairness of the financial terms of the transaction; and,

- the material issues addressed in discussions regarding strategic alternatives to the tender offer that were considered by the Mid Europa Group.

7.   Please revise to describe all deliberations engaged in regarding the $4.50 per share price that was determined as the offer price. Please clarify for example, which of the filing persons or affiliated parties first recommended a price. Describe any other alternative per share valuations or ranges of valuations that were considered, when such deliberations regarding the possible price first occurred, and the reasons why any other alternative prices were ultimately rejected.

8.   Refer to Item 1013(b) of Regulation M-A. Further supplement your discussion and address the reasons for the rejection of any alternatives considered.

9.   Please refer to Item 1013 (c) of Regulation M-A. Further supplement your disclosure regarding the Mid Europa Group's decision to engage in the going private transaction at this time. Specifically, further explain how the transaction effected at this time fits within the Mid Europa Group's "strategy to seek capital appreciation over the medium term."

10.   Clarify your reference to the sorts of "changes" the Mid Europa Group reserves the right to make. Further, please confirm your understanding that depending on the materiality of and type of change contemplated, you may be required to extend the offer and recirculate new disclosure to security holders.

Position of the Mid- Europa Group Regarding Fairness of the Offer, page 21

11.   Please avoid defined terms or in the alternative, clearly identify each filing person that is a part of the Mid Europa Group. Please clarify that each such person is providing its determination as to the fairness of the transaction to unaffiliated shareholders.

12.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Please expand your disclosure to address:

- the going concern value on a stand alone basis that was considered by the Offeror; and,
- whether consideration was given to the fairness of the offer price in comparison to historical share prices, which included share price highs that were above the $4.50 offer price in each of the first three quarters of fiscal 2009.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9 of Schedule 13E-3 must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

<u>Price Range of the Invitel Shares…, page 42</u>

13.   Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. For example, please revise to include the summarized information required by Item 1010 (c) of Regulation M-A and include the ratio of earnings to fixed charges for the requisite periods.

<u>Conditions of the Offer, page 44</u>

14.   Refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, the bidder must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

<u>Schedule 13D filed November 12, 2009</u>

15.   Given the execution of the SPA on September 30, 2009, please explain why the initial filing of the Schedule 13D occurred on November 12, 2009. In this regard, we note reference to certain conditions to the consummation of the sale that existed as of September 30, 2009. In your response, please address at what time such conditions were met and/or the date on which the filing persons acquired beneficial ownership or were deemed to have acquired beneficial ownership as defined in Exchange Act Rule 13d-3(d) because they possessed the right to acquire the shares within 60 days. We may have further comment.

16.   We note that through November 27, 2009, the amendments to Schedule 13D do not address whether the filing parties changed their plans with respect to their controlling stake in Invitel. We similarly note that a "proposal" to acquire shares was presented to independent members of Invitel's Board on or around November 27. We refer you to Item 4 of Schedule 13D and Exchange Act Rule 13d-2. As noted in a prior comment, please provide further details regarding any discussions between the filing parties and independent Invitel Board members, particularly if such discussions pertained to the filing parties' changed plans with respect to their investment in Invitel. We may have further comment.

Closing Information

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from the filing party a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc   George Karafotias, Esq.
        Shearman & Sterling, LLP
        (44) 207 655 5265